

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2014

<u>Via E-mail</u>
Thompson S. Baker II
Chief Executive Officer
New Patriot Transportation Holding, Inc.
200 W. Forsyth Street
7th Floor
Jacksonville, FL 32202

   Re: New Patriot Transportation Holding, Inc.
      Form 10-12B
      Filed August 22, 2014
      File No. 001-36605

Dear Mr. Baker:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-12B</u>

<u>General</u>

1. Please note that in accordance with Section 12(d) of the Exchange Act, this Form 10 registration statement filed pursuant to Section 12(b) of the Exchange Act will become effective 30 days after the Commission receives certification from the NASDAQ that the company's listing application has been approved.

2. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note that you will reorganize pursuant to a holding company merger and that FRP
    Holding will distribute to the Existing Patriot shareholders all of the issued and
    outstanding common shares of New Patriot. Please provide us an analysis explaining
    why you are not required to register the spin-off under the Securities Act. In regards to
    the reorganization transaction, we note that this transaction does not appear to be
    registered. Please also tell us what exemption you are relying upon, if this is the case.

Exhibit 99.1

Cover Page

4. Please revise to disclose the amount of shares that will be converted in the corporate
    reorganization of Existing Patriot and the amount of New Patriot shares that will be
    distributed to shareholders in the distribution transaction. Similarly, please revise your
    summary to disclose this information.

Questions and Answers, page 1

Why is Existing Patriot separating the real estate and transportation businesses?, page 1

5. Please briefly discuss the costs and risks considered by the board of directors of Existing
    Patriot in determining whether to effect the spin-off, including among other factors the
    potential disruptions to your business as a result of the spin-off, the loss of synergies of
    operating as one company, the loss of benefits due to economies of scale of being part of
    a larger company, and the potential costs associated with becoming a separate publicly-
    traded company.

6. We note your disclosure that one of the reasons for the spin-off is so each company may
    "use their separate publicly traded stock as acquisition currency . . . ." Please clarify the
    extent to which the companies may use stock in connection with mergers and acquisitions
    in light of your disclosure in the second risk factor on page 16 that under your tax matters
    agreement for the two-year period following the distribution New Patriot will be
    prohibited, except in certain circumstances, from merging and consolidating, and in the
    last risk factor on page 24 that your revolving credit agreement will restrict your ability to
    make certain investments and merge with other companies.

Can Existing Patriot decide to cancel the distribution?, page 2

7. Please disclose what notification, if any, you will provide to stockholders should the
    board of directors waive a material condition or amend, modify, or abandon the spin-off
    and related transactions.

Does New Patriot intend to pay cash dividends?, page 5

8. Please revise this answer to clarify whether New Patriot intends to pay dividends. In this regard, we note your disclosure in the last risk factor on page 24 that your revolving credit agreement will restrict your ability to pay dividends, and in Note 4 on page F-10 that your credit agreement contains "negative covenants including limitations on paying cash dividends." Please similarly revise your dividends section on page 43.

Summary, page 7

9. Please disclose the debt that you will assume in connection with the spin-off and the new $25 million revolving line of credit facility.

Our Competitive Strengths, page 7

We have Strong Relationships with Key Customers, page 8

10. We note your disclosure here and on page 49 regarding your strong customer relationships. Please explain the nature of these relationships, whether they are contractual or informal in nature, and the duration of any material contracts.

Our Business Strategy, page 8

11. We note your disclosure here that you intend to increase your business with current customers in new markets and expand the product markets that you serve. Please disclose the new markets that you intend to target.

Pursue Strategic Acquisition Opportunities, page 8

12. Please balance this disclosure by disclosing that your ability to pursue certain acquisitions or strategic transactions may be restricted in order to preserve the tax-free nature of the distribution, or may be restricted by financial covenants in your credit agreements.

Risk Factors, page 14

General

13. We note your disclosure on page 30 that the time required to separate the transportation business from the real estate businesses will take significant management time and attention and could disrupt Existing Patriot's operations. We also note your disclosures on page 57 and page 85 with respect to dual management roles at New Patriot, FRP Holding and other external companies with your executive officers. Please discuss this in a risk factor and, to the extent possible, quantify the amount of time you expect your management to devote to your business.

Risks Relating to the Separation, page 14

New Patriot has no history of operating as an independent company, page 14

14. We note your disclosure in the last bullet point here that New Patriot's historical financial
   information does not reflect the debt that it will incur as part of the separation and
   distribution. Please quantify this debt here.

The Separation, page 29

Reasons for the Separation, page 29

15. We note your disclosure on page 30 that you expect to incur "significant" costs in
   connection with the transition. Please quantify and discuss these costs. Please also
   quantify, if available, the anticipated effect of the loss of synergies from operating as one
   company.

16. We note that one of the reasons for the separation is to permit the management team of
   each company to focus on its own strategic and operational priorities. We also note that
   your officers, other than Mr. Edward Baker and Mr. Sandlin, will hold the same positions
   at FRP Holding, Inc. Please explain how this is consistent with the objectives of the spin-
   off.

Holding Company Merger Prior to the Distribution, page 31

17. We note your discussion here concerning the transaction wherein Existing Patriot will be
   merged with and into a newly formed subsidiary of FRP, and that Existing Patriot will be
   merged with and into "Merger Sub." Please reflect this step in the diagrams on pages 32
   and 33.

Treatment of Fractional Shares, page 33

18. Please confirm that the transfer agent and broker-dealers it uses are not affiliates of New
   Patriot or FRP Holdings. For guidance, refer to Question 6 of Staff Legal Bulletin No. 4
   (Sept. 16, 1997).

Material U.S. Federal Income Tax Consequences of the Distribution, page 35

19. We note that you have included the tax discussion in this section and that you will receive
   an opinion from tax counsel regarding the material tax consequences of the distribution.
   Please revise to delete the word referring to this section of the material tax consequences
   as a "summary" on page 38 and clarify that your discussion is the opinion of tax counsel.

Our Business, page 46

History of Our Business, page 46

20. Please correct the date disclosed for the acquisition of Pipeline Transportation, Inc. to November 2013.

Tractors and Trailers, page 51

21. We note your disclosure that your trailers have a typical useful life of 8 to 20 years. Please tell us why you believe you operate a "modern fleet" when a substantial portion of your trailers are between 15 and 20 years old.

Management, page 57

22. We note your disclosure on page 85 that John Baker serves as Chairman of Bluegrass Materials, and his son, Edward L. Baker II, serves as its Chief Executive Officer. Please revise to disclose all outside employment and directorships of your executive officers and directors in this section and the board of directors section on page 58. Refer to Item 401(e) of Regulation S-K.

Management's Discussion and Analysis, page 100

Executive Overview, page 100

Key Factors and Trends Affecting Our Business, page 101

23. We note that you generate additional revenue for fees for extra stops to load or unload, powered product unloading, and toll costs. If any of these sources of revenue is material, please expand your discussion on transportation revenues to quantify amounts generated and to discuss any significant changes in the amounts between periods.

Comparative Results of Operations, page 105

Nine Months Ended June 30, 2014 versus Nine Months Ended June 30, 2013, page 106

24. Please reconcile the statements in the second paragraph that "new business and a longer average haul length drove the increase in revenue miles" with the statement that "[r]evenue per mile decreased . . . over the same period last year due to a longer average haul length and lower rates on the business acquired in the Pipeline acquisition." We note, in this regard, your disclosure on page 102 that "[r]evenue per mile is higher on shorter hauls . . . ."

25. We note that revenues for the nine months ended June 30, 2014 increased from the prior corresponding interim period due to the Pipeline acquisition, new business, and a longer average haul length driving the increase in revenue miles. Please quantify the impact each factor contributed to the overall increase in revenue miles.

Capital Resources and Liquidity, page 108

26. We note that you will enter into a new revolving line of credit with Wells Fargo Bank, N.A. Please file the agreement as an exhibit with your registration statement.

Audited Combined Financial Statements of New Patriot, page F-1

Combined Balance Sheets, page F-2

27. We note from your discussion of liquidity on page 109 that, following the separation, you expect to have access to capital through borrowing capacity under a new $25 million revolving line of credit, and that you expect to borrow $7 to $9 million in order to satisfy indebtedness of Existing Patriot in connection with the acquisition of Pipeline Transportation in November 2013. Please confirm our understanding that the amount you expect to pay to Existing Patriot related to the Pipeline acquisition is included in long term debt of $10.2 million as of June 30, 2014. If correct, please revise to clarify that this amount is included in the allocation of long term debt from Existing Patriot. If our understanding is not correct, please tell us how this amount is recorded in your financial statements.

28. As a related matter, please tell us whether the payment is a condition of the separation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via-Email
Daniel B. Nunn, Jr., Esq.
Nelson Mullins Riley & Scarborough LLP